UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

4818 31 Street East

Edmonton International Airport, Alberta, Canada, T9E 0V6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 to this Form 6-K are hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-249680 and File No. 333-230692).

SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit

99.1	Material Change Report dated November 18, 2020

99.2	Warrant Indenture, dated November 16, 2020, by and between Aurora Cannabis Inc. and Computershare Trust Company of Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott Chief Financial Officer

Dated: November 18, 2020